*AB 3/12

15048881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH. DC 404

SEC FILE NUMBER
8- 52049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORMARK SECURITIES (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2800, 200 Bay Street, Royal Bank Plaza-South Tower
(No. and Street)

Toronto (City) CANADA (State) M5J 2J2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Jeffrey Kennedy (416) 943-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 Bay Street, P.O. Box 251, Toronto, CANADA M5K 1J7
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- XX Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, W. Jeffrey Kennedy, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cormark Securities (USA) Limited, as of 31st December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
[Expressed in U.S. dollars]

Cormark Securities (USA) Limited

December 31, 2014

With

Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of **Cormark Securities (USA) Limited**, (the "Company") as at December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Cormark Securities (USA) Limited** at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 18, 2015

Cormark Securities (USA) Limited

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As of December 31

	2014
	$
ASSETS	
Cash	1,828,020
Cash segregated under federal and other regulations *[note 3]*	2,999,970
Due from brokers *[note 4]*	121,031
	4,949,021
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to brokers *[note 4]*	103,660
Due to clients	17,371
Accrued liabilities	—
Due to parent *[note 4]*	58,942
Total liabilities	179,973
Stockholder's equity	
Capital stock *[note 6]*	2,350,000
Retained earnings	2,400,824
Accumulated other comprehensive income	18,224
Total stockholder's equity	4,769,048
	4,949,021

See accompanying notes

On behalf of the Board:

Director

Director

1. INCORPORATION AND CORPORATE ACTIVITIES

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Cormark Securities Inc., a Canadian owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Financial assets and liabilities

Balances due from brokers, due from clients and due from parent are classified as loans and receivables. Balances due to brokers are classified as other financial liabilities. These balances are reported at amortized cost on the statement of financial condition. Due to the short term nature of these instruments, amortized cost approximates fair value.

Financial Account Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ["SFAS 109"], which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income.

3. CASH ON DEPOSIT

Cash on deposit of $2,999,970 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

4. RELATED PARTY TRANSACTIONS

Under an operating agreement dated November 1, 1999 and amended October 1, 2011, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions.

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Condition. This balance of $58,942 is due on demand and is non-interest bearing.

As of December 31, 2014, amounts due from broker of nil and due to broker of $103,660 were receivable/payable from/to the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

5. INCOME TAXES

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the year ended December 31, 2014 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

6. CAPITAL STOCK

Authorized
Unlimited Class A common shares, without par value

	2014
	$
Issued and outstanding	
2,350,000 common shares	**2,350,000**

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at December 31, 2014, the Company had net capital of $4,717,835, which was $4,467,835in excess of the required net capital of $250,000.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2015 and has noted no significant events since the date of the statement of financial condition.